UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

12 May 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

12 May 2021

This release contains inside information

Diageo provides trading update and recommences its return of capital programme

Diageo plc (Diageo) today announces that it expects organic operating profit growth to be at least 14% in fiscal 21, slightly ahead of organic net sales growth. In the context of this strong performance, Diageo is recommencing its return of capital (ROC) programme of up to £4.5 billion to shareholders announced on 25 July 2019. Due to the impact of Covid-19, the original completion date for the ROC programme has been extended by two years to 30 June 2024.

Current trading update

Following a strong performance in the first half of fiscal 21, with a return to organic net sales growth, our business has continued to deliver a good recovery across all regions. In North America, our largest market, our performance has remained particularly strong, reflecting resilient consumer demand, the breadth of our portfolio and the effectiveness of our marketing and innovation.

In Europe, we are benefitting from strong execution in the off-trade channel and the partial re-opening of the on-trade channel in certain markets. In Africa, Asia Pacific and Latin America and the Caribbean, we are seeing a continued recovery in most markets, despite the ongoing impact from Covid-19. Travel retail remains severely impacted.

Return of capital programme

On 25 July 2019, the Board of Diageo approved the return of up to £4.5 billion to shareholders in the three-year period from 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions. Under the first phase of the ROC programme, which ended on 31 January 2020, Diageo repurchased shares to a value of £1.25 billion. On 9 April 2020, Diageo announced that it had not initiated the next phase of the ROC programme.

Diageo is announcing today that it is initiating the second phase of its ROC programme of up to £1.0 billion to be completed by the end of fiscal 22. Diageo has entered into a non-discretionary agreement with UBS AG London Branch (UBS) to enable the company to buy back shares. This agreement will commence on 12 May 2021 and is expected to end no later than 12 November 2021 and will be for a value of up to £0.5 billion. All shares repurchased will be cancelled. Further execution phases of the ROC programme will be announced in due course.

Ivan Menezes, Chief Executive, said:

"I am very pleased with how our business is recovering in fiscal 21, our strong competitive performance across key markets and our robust cash generation. Our disciplined approach to capital allocation is unchanged. Our priority remains to invest in the business to deliver sustainable and efficient organic growth and to pursue acquisitions that further strengthen our exposure to attractive categories.

When we have excess cash, we have been clear that we will seek to return it to shareholders. The Board's decision to resume our return of capital programme at this time reflects Diageo's improved performance in the first half of fiscal 21, the continued strong recovery of our business, and our expectation that we will be back within the top end of our target leverage ratio[1] of 2.5-3.0x at 30 June 2022, post completion of the second phase of the return of capital programme. We are confident that Diageo will continue to execute effectively in this challenging environment and will emerge stronger."

Further details of the return of capital programme

UBS will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The buybacks will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares, and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and, in the case of Diageo, Chapter 12 of the Listing Rules.

The above share buyback programme of up to £0.5 billion will fall within the maximum number of shares that may be repurchased pursuant to Diageo's existing general authority from shareholders to repurchase up to 232,820,888 shares granted at its 2020 annual general meeting. A renewed general authority to repurchase shares up to a maximum number of shares, representing approximately 10% of Diageo's issued ordinary share capital as at the latest practicable date prior to publication of the notice of Diageo's 2021 annual general meeting, will be sought at Diageo's 2021 annual general meeting.

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014. For the purposes of Article 2 of Commission Implementing Regulation (EU) 2016/1055, the issue of this document on behalf of the company is made by Siobhán Moriarty, General Counsel and Company Secretary, Diageo plc.

For further information please contact:

Investor relations:
Lucinda Baker                                                                    +44 (0) 7974 375 550
                                                                                             investor.relations@diageo.com

Media relations:
Jessica Rouleau                                                                 +44 (0) 7925 642 561
                                                                                             press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 62 of Diageo's Annual Report for the year ended 30 June 2020.

Diageo plc LEI: 213800ZVIELEA55JMJ32

[1] Calculated as adjusted net debt to adjusted EBITDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 12 May 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary